NO ACT PE 2/9/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025505

February 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
Eising@gibsondunn.com

Re: Exxon Mobil Corporation

Dear Ms. Ising:

This is in regard to your letter dated February 9, 2012 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order and several co-proponents for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 23, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Michael H. Crosby
FISMA & OMB Memorandum M-07-16

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 9, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Province of St. Joseph of the Capuchin Order et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 23, 2012, we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Province of St. Joseph of the Capuchin Order; the Sisters of St. Dominic, Congregation of the Most Holy Name; the Sisters of St. Dominic; Eileen Rockefeller Growald; the Sisters of St. Francis of Dubuque, Iowa; the Sisters of St. Francis of Rochester, Minnesota; The Religious of the Sacred Heart of Mary; Mary R. Morgan; Laura S. Thorn; and the Christopher Reynolds Foundation.

Enclosed as Exhibit A are two letters from the Province of St. Joseph of the Capuchin Order, dated February 6, 2012 and February 8, 2012, withdrawing the Proposal on behalf of the Province of St. Joseph of the Capuchin Order and all other proponents of the Proposal. In reliance on these letters, we hereby withdraw the January 23, 2012 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478 with any questions regarding this matter.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Rev. Michael H. Crosby, the Province of St. Joseph of the Capuchin Order
Sharon A. Geertsen, Sisters of St. Dominic
Farha-Joyce Haboucha, Rockefeller Financial
Sister Cathy Katoski, OSF, Sisters of St. Francis of Dubuque, Iowa
Sister Betty Kenny, OSF, Sisters of St. Francis of Rochester, Minnesota
Stephen Viederman, The Christopher Reynolds Foundation
Timothy Smith, Walden Asset Management

101234249.1

GIBSON DUNN

<u>EXHIBIT A</u>

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee WI 53233
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

February 8, 2012

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Subsequent to my February 6, 2012 letter to you, this is to inform you that all those XOM shareholder groups who co-filed our shareholder resolution which we submitted December 6, 2011 support our decision. Thus I am authorized to inform you of their decision to withdraw their respective resolutions cofiled with us by these entities.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16

February 6, 2012

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As you know, two months ago, on December 6, 2011, I sent you a letter with an accompanying shareholder resolution for inclusion in the proxy materials for the 2012 ExxonMobil annual meeting. Based on what insurance companies were beginning to do, it called for a special committee to examine and report to shareholders the risks related to climate change that may impact the basic business model of the Company.

Last Thursday, February 2, I had an extensive conversation with David Henry, Jim Pearson and David Rosenthal regarding the resolution and the challenge XOM had filed with the SEC asking for a "no action" letter. Previous to this XOM had agreed to talk with me and the co-filers about its response to the content of the resolution. This commitment was reinforced and made more relevant when the *New York Times* featured a story on one of its business pages the morning of our February 2 conversation revealing the fact that the insurance commissioners of New York, California and Washington would be asking for such data for companies operating in their states.

Because of all of these factors and ExxonMobil's commitment to discuss the resolution with us and upon further examination of the issues involved to share with the shareholders and the broader public what we have requested in the resolution, I hereby withdraw the resolution.

I am looking forward to our conversation February 16 and hope that the resolution, combined with what the insurance commissioners are doing that reflects what we ask in the resolution, might be incorporated by the Company and shared more fully to its shareholders and broader public.

I look forward to continued dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Province of St. Joseph of the Capuchin Order et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") received from: the Province of St. Joseph of the Capuchin Order; the Sisters of St. Dominic, Congregation of the Most Holy Name; the Sisters of St. Dominic; Eileen Rockefeller Growald; the Sisters of St. Francis of Dubuque, Iowa; the Sisters of St. Francis of Rochester, Minnesota; The Religious of the Sacred Heart of Mary; Mary R. Morgan; Laura S. Thorn; and the Christopher Reynolds Foundation (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and other alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2008, 2009 and 2011 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Background.

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be virtually identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive issue underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of proposals despite the proposals differing in scope from the prior proposals. *See Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. *The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.*

The Company has within the past five years included in its proxy materials at least three shareholder proposals requesting a committee or task force to report on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change:

- The Company included a shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order, one of the Proponents, in its 2011 proxy materials, filed on April 13, 2011 (the "2011 Proposal," attached as Exhibit B), that requested that the Board "establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

- The Company included a shareholder proposal in its 2009 proxy materials, filed on April 13, 2009 (the "2009 Proposal," attached as Exhibit C), that requested that the Board "establish a task force, which should include both (1) two or more independent directors and (2) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

- The Company included a shareholder proposal in its 2008 proxy materials, filed on April 10, 2008 (the "2008 Proposal," attached as Exhibit D), that was substantially identical to the 2009 Proposal, including all of the language quoted above for the 2009 Proposal.

As discussed in the paragraphs that follow, the Proposal concerns substantially the same subject matter as the 2011 Proposal, 2009 Proposal and 2008 Proposal (collectively, the "Previous Proposals"), as all of these proposals express similar "substantive concerns" regarding reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change.

The Proposal's supporting statement states that the Company "admits the existence of climate change and that burning its fossil fuels influences climate change." It then asserts that "climate change risks have been overly conservative" and quotes the International Energy Agency's statement that "[d]angerous climate change will be essentially irreversible within a little over five years." It concludes by stating, "Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach." The resolution then requests that the Board establish a task force to "offer alternatives to its existing business model that depends on continued fossil fuel production and marketing."

The 2011 Proposal's supporting statement noted that "the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy," and it alleged that the Company had an "ongoing commitment to continued concentration on fossil fuel production." It further criticized the Company for "'continuing on today's energy path'" and accused the Company of not "concretely pursu[ing] sustainability." The resolution requested that the Board establish a committee to look at how the Company can change its business model to "become the recognized leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company."

Both the 2009 Proposal and the 2008 Proposal requested that the Company establish a task force to "investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities . . . and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies." By requesting that the task force's report address "scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies," these proposals sought a task force that would consider and report on possible changes to the Company's business model. The supporting statements stated that the "costs of unabated climate change could be very severe and globally disruptive" and predicted that developing countries and poor communities "are going to be the worst hit." The 2009 Proposal and the 2008 Proposal then pointed out the "painful paradox" that, while the Company is forecasting that poor economies will "contribute the largest increase in energy use," such increase in energy use will only hasten the "devastating consequences" on these economies if the energy the Company supplies to them "continues to rely on the sale of hydrocarbon energy." Each then criticized the Company's current business model, which it described as involving a "slow course in exploring and promoting low carbon or carbon-free energy technologies."

As illustrated above, the Proposal and the Previous Proposals express similar "substantive concerns" about reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change.

The fact that the 2009 Proposal and 2008 Proposal focus on the consequences for "emerging countries" and "poor communities," while the Proposal focuses on worldwide issues, should not preclude no-action relief. The Proposal contains no geographical limitations and, thus, addresses climate change issues worldwide, including in the "emerging countries" and "poor communities" addressed by the 2009 Proposal and the 2008 Proposal. As illustrated by the *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals.

Likewise, the fact that the Proposal and the Previous Proposals differ in their precise terms does not preclude a conclusion that they deal with substantially the same subject matter. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports or the establishment of committees on related topics even though the specific information to be covered by each report varied. Notably, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different with respect to subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, each of the Proposal and the Previous Proposals expresses similar "substantive concerns" regarding reporting on changes to the Company's business model to emphasize sustainable energy sources as a result of each proponent's concerns about the consequences of climate change. Like in *Bank of America,* while the specific wording varies between the Proposal and the Previous Proposals, the substantive concerns are the same.

C. The Proposal Included In The Company's 2011 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 31, 2011, which states the voting results for the Company's 2011 Annual Meeting of Shareholders and is attached as Exhibit E, the 2011 Proposal received 6.12% of the vote at the Company's 2011 Annual Meeting of Shareholders.[1] Thus, the 2011 Proposal failed to meet the required 10% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(iii).

For the foregoing reasons, the Company may exclude the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Senior Counsel – Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosures

---

[1] The 2011 Proposal received 2,473,137,404 "against" votes and 161,083,010 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

cc: James E. Parsons, Exxon Mobil Corporation
Rev. Michael H. Crosby, the Province of St. Joseph of the Capuchin Order
Sharon A. Geertsen, Sisters of St. Dominic
Eileen Rockefeller Growald
Farha-Joyce Haboucha, Rockefeller Financial
Sister Cathy Katoski, OSF, Sisters of St. Francis of Dubuque, Iowa
Sister Betty Kenny, OSF, Sisters of St. Francis of Rochester, Minneosta
Stephen Viederman, The Christopher Reynolds Foundation
Timothy Smith, Walden Asset Management

101216308.8

GIBSON DUNN

EXHIBIT A

DǤ H

⊏ ɔ N>IB I

Province of St Joseph of ι Capuchin Order

1015 North ɬ n n Street
Milwaukee 53233
FAX: 414-271-0637
Cell: 414-406-1265

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC - 7 2011
Routed For Action to: ______
Informational Copy to: ______

RECEIVED
DEC 7 2011
L S ROSENTHAL

December 6, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

In recent years I have noted a marked change in the openness of ExxonMobil to talk with us shareholders connected to the ICCR and thank you for this welcoming effort. David Rosenthal has been particularly helpful in this regard. However, when it comes to our efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change, it can seem that we have hardly made a dent. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 6, 2011.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to continued dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

Michael H Crosby

(Rev) Michael H. Crosby, OFMCap.
enc.

ɅE Evc
DEC 7 2011
EH ɅA

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

DOMINICAN SISTERS
SAN RAFAEL, CALIFORNIA

SISTERS of ST. DOMINIC
CONGREGATION of the MOST HOLY NAME

1520 Grand Avenue
San Rafael, CA 94901-2236
(415) 453-8303 FAX (415) 453-8367

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RECEIVED
DEC 15 2011
D. S. ROSENTHAL

December 12, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
Fax: 972-444-1350

Dear Mr. Tillerson,

The Sisters of St. Dominic, Congregation of the Most Holy Name join the Province of St. Joseph of the Capuchin Order in co-filing the attached resolution.

We are quite concerned that the efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change is not in the financial well-being of our organization.

We designate Rev. Michael H. Crosby, OFMCap, the Corporate Responsibility Agent of the Province and lead filer, to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. In addition, we authorize Exxon Mobil Corporation and the Securities and Exchange Commission to communicate solely with the above named lead filer in connection with any no-action letter or other correspondence. Rev. Crosby can be reached at 1015 North Ninth Street, Milwaukee, WI 53233 or through ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

We are the beneficial owners of 40 shares of Exxon Corporation stock. We have owned the stock for longer than one year and we intend to hold it at least until after the next annual meeting. Verification of ownership from our custodian is attached.

Sincerely,

Thomas E. Bertelsen

Thomas E. Bertelsen, Jr.
Chief Financial Officer

Cc: Rev. Michael Crosby, OFMCap
Julie Wokaty, ICCR
Marie Gaillac, JOLT
Margaret Diener, OP

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________

DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

charles SCHWAB

December 13, 2011

FISMA & OMB Memorandum M-07-16
Questions: 800-435-9050

John Rich, Thomas Bertelsen, Patricia Boss, Maureen Mcinerney,
Patricia Farrell
1520 Grand Ave
San Rafael, CA 94901

Dear John Rich, Thomas Bertelsen, Patricia Boss, Maureen Mcinerney and Patricia Farrell,

Please accept this letter as confirmation account ***FISMA & OMB Memorandum M-07-16*** holds 200 shares of CHEVRON CORPORATION (SYM: CVX) and 40 shares of EXXON MOBIL CORPORATION (SYM: XOM) as of 12/13/2011.

This report is for informational purposes only and is not an official record. For tax reporting purposes, please refer to your account statements and/or trade confirmations.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions or if we can help in any other way, please call me or any Client Service Specialist at 800-435-9050, Monday through Friday, from 9:00 a.m. to 7:00 p.m. ET.

Sincerely,

Ryan Knisely
Specialist - Resolution Team
9601 E. Panorama Circle
Englewood, CO 80112
800-435-9050

Sisters of St. Dominic

5635 Erie Street
Racine, WI 53402-1900
www.racinedominicans.org
(262) 639-4100
(262) 639-9702 (fax)

December 8, 2011

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 12 2011

Routed For Action to: Jeanine Gilbert
Informational Copy to:

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

In recent years we have noted a marked change in the openness of ExxonMobil to talk with shareholders connected to the ICCR and thank you for this welcoming effort. David Rosenthal has been particularly helpful in this regard. However, when it comes to our efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change, it can seem that we have hardly made a dent. Thus the enclosed.

The Sisters of St. Dominic have owned at least $2,000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting. Michael H. Crosby, OFMCap will plan to attend in person or by proxy and represent the Sisters of St. Dominic's interests. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 8, 2011.

As the Director of Finance for the Sisters of St. Dominic, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We hope that there will be continued dialogues on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

Sharon A Geertsen

Sharon A. Geertsen "Shari"

Enclosure.

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RAL:
LKB: JEP: DGH: SMD

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

Eileen Rockefeller Growald
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

RECEIVED
DEC 13 2011
D. S. ROSENTHAL

December 12, 2011

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

I, Eileen Rockefeller Growald, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will provide a letter of verification of ownership of my shares under separate cover, dated December 12, 2011.

I am filing the enclosed shareholder proposal regarding "Climate Future Task Force" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Rev. Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, ***FISMA & OMB Memorandum M-07-16*** or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email: jhaboucha@rockco.com.

Very truly yours,

Eileen Rockefeller Growald

Encl.
cc: Fr. Michael Crosby

SHAREHOLDER PROPOSAL
DEC 13 2011
NO. OF SHARES ______
DISTRIBUTION: ... RAL:
... SMD

1/2

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

47

Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 | www.osfdbq.org

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

December 13, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

As Franciscans, our congregation of almost 300 members has a long-standing concern for the care of Mother Earth. In that light we are enclosing a Shareholder Resolution requesting that ExxonMobil establish a Climate Future Task Force.

The Sisters of St. Francis of Dubuque, Iowa have owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 13, 2011.

As treasurer of the Congregation, I am authorized to co-file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We look forward to continued dialogue on this issue and hope for a mutually beneficial outcome.

Sincerely yours,

S. Cathy Katoski, OSF

Sr. Cathy Katoski, OSF
Treasurer

Enc.: Shareholder Resolution

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES_______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/282-7441
FAX: 507/282-7762

1001 14 ST NW, SUITE 100 · ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

Certified

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 15 2011

Routed For Action to: Jeanine Gilbert
Informational Copy to:

December 6, 2011

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 LasColinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Sisters of St. Francis of Rochester, Minnesota, look for social, as well as financial, accountability in its investments, especially with regard to what we believe to be the severity of climate change.

As you know from our previous letters/conversations with company officials, we are deeply concerned about climate change. It would seem appropriate for our company to have dialogued with us about this issue.

Since this has not happened, I am authorized to notify you of our intention to co-file the enclosed resolution with its primary filer, the Province of St. Joseph of the Capuchin Order, so that it will be presented for consideration and action by the stockholders at the next annual meeting. Therefore I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Morgan Stanley Smith Barney. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope that this issue will be resolved sooner, rather than later, so that we will find it possible to withdraw the resolution. We are willing to dialogue with you on this matter in an effort to find common ground. Please let us know if this is a possibility.

Sincerely,

Sister Betty Kenny, OSF

Sister Betty Kenny, OSF
Chair, Social Investment Activities Committee

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap.
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

Morgan Stanley Smith Barney
14 2nd Street SW, Suite 201
Rochester, MN 55902
tel 507 281 0403
fax 507 529 4413
toll free 800 328 8191

MorganStanley
SmithBarney

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 6, 2011

Academy of Our Lady of Lourdes
Sister Marlene Pinzka
1001 14th St NW
Rochester, MN 55901

Dear Exxon Mobil Corporation Representative:

This letter serves as formal confirmation to verify that the Academy of Our Lady of Lourdes is the beneficial owner of 60 shares of Exxon Mobil Corporation and that the Academy of Our Lady of Lourdes has continuously held at least $2,000.00 in market value, or 1%, of Exxon Mobil Corporation for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (507)529-4410.

Sincerely,

David A Olson
First Vice President
Financial Advisor
Resident Manager

RELIGIOUS OF THE SACRED HEART OF MARY

PROVINCIAL CENTER ■ WESTERN AMERICAN PROVINCE

441 NORTH GARFIELD AVENUE ■ MONTEBELLO ■ CALIFORNIA 90640-2901

December 8, 2011

Mr. Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Fax 972-444-1350

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 12 2011
Routed For Action to: Jeannie Allred
Informational Copy to:

Dear Mr. Tillerson:

The Religious of the Sacred Heart of Mary join the Province of St. Joseph of the Capuchin Order in co-filing the attached resolution.

We are quite concerned that the efforts for the Company to rethink its present business strategy in light of ever-increasing data that shows the severity of climate change is not in the financial well being of our organization.

We designate Michael H. Crosby, OFM Cap, the Corporate Responsibility Agent of the Province and lead filer, to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf. In addition, we authorize Exxon Mobil Corporation and the Securities and Exchange Commission to communicate solely with the above named lead filer in connection with any no-action letter or other correspondence. Father Crosby can be reached at 1015 North Ninth Street, Milwaukee WI 53233 or through FAX:

FISMA & OMB Memorandum M-07-16

We are the beneficial owners of 700 shares of ExxonMobil Corporation stock. We have owned the stock for longer than one year and we intend to hold it at least until after the next annual meeting. Verification of ownership is attached.

Sincerely,

Catherine A. Minhoto, rshm

Catherine A. Minhoto, RSHM
Director of Finance
Religious of the Sacred Heart of Mary, Western American Province

Cc: Rev. Michael Crosby
Julie Wokaty, ICCR
Marie Gaillac, JOLT

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES
DISTRIBUTION: ... SMD

PHONE (323) 887-8821 ■ FAX (323) 887-8952
EMAIL: rshmwap@earthlink.net ■ WEBSITE: www.rshm.org

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

UnionBank

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 8, 2011

Mr. Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Fax 972-444-1350

Dear Mr. Tillerson:

We are sending you this letter at the request of our customer, the Religious of the Sacred Heart of Marv. This letter confirms that the Religious of the Sacred Heart of Mary, Account *** FISMA & OMB Memorandum M-07-16 *** holds 700 shares of Exxon Mobil stock as of December 8, 2011, for which Union Bank, N.A. acts as custodian at the following Union Bank office: ICS Domestic Custody, 350 California Street, 6th Floor, San Francisco, CA 94104.

Thank you for your attention to this matter.

Sincerely,

Dominic Comandante
Relationship Manager, Vice President
Registered Investment Advisors
Institutional Custody Services
415-705-7035
FAX 877-837-3273

Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

December 12, 2011

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

I, Mary R. Morgan, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will provide a letter of verification of ownership of my shares under separate cover, dated December 12, 2011.

I am filing the enclosed shareholder proposal regarding "Climate Future Task Force" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Rev. Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, ***FISMA & OMB Memorandum M-07-16*** or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email: jhaboucha@rockco.com.

Very truly yours,

Mary R. Morgan

Encl.
cc: Rev. Michael Crosby

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES__________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller Financial Asset Management
10 Rockefeller Plaza
New York, NY 10020
212-549-5220

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES___________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 12, 2011

Mr. David S. Rosenthal
Vice President & Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Rosenthal:

I, Laura Thorn, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2012 annual meeting. My custodian will provide a letter of verification of ownership of my shares under separate cover, dated December 12, 2011.

I am filing the enclosed shareholder proposal regarding "Climate Future Task Force" as a co-filer for inclusion in the 2012 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Fr. Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal, and it may also be filed by others as well. To that end, I am not submitting a separate proposal, but co-sponsoring this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Fr. Michael Crosby, Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, ***FISMA & OMB Memorandum M-07-16*** or Joyce Haboucha, Rockefeller Financial, 10 Rockefeller Plaza, New York, NY 10020, (212) 549-5220, email: jhaboucha@rockco.com.

Very truly yours,

Laura S. Thorn

Laura S. Thorn

Encl.
cc: Fr. Michael Crosby

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal*, 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

The Christopher Reynolds Foundation

Correspondence to:

Stephen Viederman

135 East 83rd Street, 15A

New York, New York 10028

(212) 639 9497

FISMA & OMB Memorandum M-07-16

RECEIVED
DEC 15 2011
D. S. ROSENTHAL

December 8, 2011

SHAREHOLDER PROPOSAL
DEC 15 2011
NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal:

The Christopher Reynolds Foundation is co -filing the enclosed shareholder proposal with Province of St. Joseph of the Capuchin Order as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by us or by our proxy.

The Reynolds Foundation is the holder of 56 shares of Exxon Mobil stock.

We hereby deputize Father Michael Crosby and the Province of St. Joseph of the Capuchin Order to act on our behalf in withdrawing this resolution. Please copy correspondence both to me and Timothy Smith (tsmith@bostontrust.com) at Walden Asset Management, our investment manager.

Sincerely yours,

Stephen Viederman
Finance Committee

Cc. Andrea Panaritis, Executive Director <panaritis@creynolds.org>

ExxonMobil Corporation

WHEREAS, with the United States Department of Energy, the Intergovernmental Panel on Climate Change, and MIT, ExxonMobil admits the existence of climate change and that burning its fossil fuels influences climate change.

Despite attacks by isolated skeptics, John Reilly, Co-Director of MIT's Joint Program on the Science and Policy of Global Change, notes that scientists now believe climate change risks have been overly conservative. He and the Global Carbon Project point to annual global carbon dioxide emissions rising (5.9 percent) in 2010; the largest amount ever recorded (*New York Times*, 12.05.11).

To address this concern, XOM has contributed millions of dollars to research climate change, including MIT. However (and paradoxically), it resists using MIT's findings when these might force XOM to rethink its existing business model which is almost totally dependent on continuing fossil fuel burning.

In its 2011 *World Energy Outlook* (November 2011), the International Energy Agency warned: "Dangerous climate change will be essentially irreversible within a little over five years." It added: "To prevent long-term average global temperatures rising more than two degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial levels—seen by many scientists as the maximum increase without serious climate disruption—drastic changes to energy and industrial policies are needed." Its Chief Economist, Fatih Birol, declared: "The door to reach two degrees is about to close. In 2017 it will be closed forever." Consequently, the IEA noted, "even if all countries follow through on promises they have already made to curb emissions and invest in clean energy, many of which are threatened by the current economic distress, temperatures will rise by 3.5 degrees Celsius" (*Wall Street Journal,* 11.10.11).

Though it does incorporate $20 per ton of carbon costs into planning projects, ExxonMobil's annual *Outlook for Energy* hardly addresses the portending potential crisis noted above by its over-dependence on a model that fails to adequately factor in climate change risks associated with continued fossil fuel burning.

According to *Bloomberg Businessweek* (09.05-11.11) "insurers already factor climate change into their models for measuring, pricing, and distributing risk." In an accompanying editorial, it promotes "legislation to curb carbon emissions" which "could keep people from building along coastlines." It concludes that, while "politicians have enjoyed enormous success calling scientists into question," the market has "already spoken" as to the unambiguous threat of climate change.

Despite such fateful warnings, XOM seems wedded to and lobbies for its present fossil-fuel based approach to meet society's future energy demands in a way that risks economic and social upheavals.

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Future Task Force including outside climate change experts to study how, like the insurance industry, ExxonMobil, at all levels, will "factor climate change into their models for measuring, pricing, and distributing risk" and offer alternatives to its existing business model that depends on continued fossil fuel production and marketing. Barring competitive information, its conclusions shall be shared with requesting shareholders at reasonable cost within a year of the annual meeting.

EXHIBIT B

Table of Contents

NOTICE OF 2011
ANNUAL MEETING
AND PROXY STATEMENT

ExxonMobil

April 13, 2011

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 25, 2011, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Advisory votes on executive compensation and on the frequency of future advisory votes on executive compensation as required by law;
- Eight shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2011, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting and proxy statement. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Financial information is provided separately in the booklet, 2010 Financial Statements and Supplemental Information, enclosed with proxy materials available to all shareholders.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

Unconventional gas resources can be developed in a manner that protects human health and the environment. The hydraulic fracturing technique itself poses little risk to groundwater because it occurs thousands of feet below groundwater sources. Sound practices concerning well design and construction, water management, air emissions, and surface impacts exist and must be followed to minimize adverse environmental impacts and meet community expectations. ExxonMobil has had detailed guidelines in place since 1998 for the assessment and mitigation of potential environmental impacts. In the case of hydraulic fracturing, these assessments inform drilling plans, well design, and permit applications.

Hydraulic fracturing is highly regulated at the state level to effectively protect drinking water wells and groundwater aquifers. We believe state-level oversight of oil and gas operations, including hydraulic fracturing, is the most effective approach for protecting human health and the environment since it best accounts for local geology and other local factors.

We strive to understand, discuss, and appropriately address community concerns with our operations. A vital component of building community trust is transparency of operations, and we support the disclosure of the ingredients used in hydraulic fracturing fluids, including on a site-specific basis. We have worked with industry associations and state government entities to develop a Web-based, publicly accessible disclosure system.

Water use is an important element to unconventional gas development. We are demonstrating leadership in our operations through the reuse of produced water to reduce freshwater requirements. In Piceance, Colorado, we reduced freshwater use by 45 percent, and associated water truck traffic by 90 percent. Our XTO operations in the Marcellus region are deploying closed loop systems for drilling fluids, and installing treatment systems in some areas to enable us to recycle flowback and produced water.

ITEM 11 – REPORT ON ENERGY TECHNOLOGY

This proposal was submitted by the Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, as lead proponent of a filing group.

"**WHEREAS**, ExxonMobil has discussed an approach to 'energy sustainability' that balances economic growth, social development and environmental integrity 'so that future generations are not compromised by actions taken today' (2009 Corporate Citizenship Report). However, by its ongoing commitment to continued concentration on fossil fuel production, it shows its dependency on energy-sourcing that undermines the possibility of ever achieving this goal. The proponents of this resolution believe sustainability means, in effect, that we don't take from the earth what we can't return. They see energy sustainability as involving a kind of 'Golden Rule' wherein we do not use up the earth's non-renewable resources in ways that will jeopardize its future. They believe the Company's words about sustainability must be accompanied by concrete metrics and goals toward achieving it.

In its 2009 World Energy Outlook, the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy. It stated: 'Continuing on today's energy path . . . would mean rapidly increasing dependence on fossil fuels, with alarming consequences for climate change and energy security.' It said 'the world is now on track for a six-degree-Celsius increase in global temperatures by later in this century' and that, in order to ensure that global temperatures be 'around two degrees Celsius above pre-industrial levels . . . demand for fossil fuels would have to peak by 2020' (*WSJ* 11.11.09).

Despite the IEA concern, ExxonMobil is committed to 'continuing on today's energy path.' XOM's *Outlook for Energy: A View to 2030* mentions nothing about changing its energy mix so that 'demand for fossil fuels' will decline after 2020. Instead its future depends on *increased demand* for fossil fuels in ways that peer-reviewed scientists demonstrate will be simply *unsustainable* for people and our planet.

Another negative impact undermining the possibility that XOM's present approach reflects sustainability involves societal health. Besides harming the environment, burning XOM's fossil fuels contributes to health expenditures. According to the National Academy of Sciences, burning fossil fuels costs the United States about $120 billion a year in health expenses, mostly because of thousands of premature deaths from air pollution (*NYT*, 10.20.09).

Meanwhile, unlike XOM, many companies are finding a 'fiduciary' and 'business case' for developing clear metrics and goals vis-à-vis sustainability. They find it in their corporate interest to concretely pursue sustainability as a goal impacting all their operations and products, given rising populations making greater demand on traditional energy sources like fossil fuels.

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

The Board recommends you vote AGAINST this proposal for the following reasons:

As part of its normal business, ExxonMobil actively and routinely communicates regarding research and commercialization of energy technologies; consequently, the Board sees no need to publish a separate report.

ExxonMobil's research and development seeks to extend energy supplies, reduce emissions, and improve efficiency of existing technologies. In addition, our research is laying the foundation and seeking breakthroughs for advanced technologies with far lower emissions and enhanced performance for the future.

These objectives squarely address the twin sustainability challenges of supplying energy affordably, especially to nearly two billion people without access to commercial energy today, as well as managing long-term climate risks.

ExxonMobil maintains industry-leading research and development capabilities including proprietary research, as well as financial support and collaborations with leading academic, business, and government laboratories. Technology applications and research include efforts to expand the resource base for clean-burning natural gas, investigations of algae for advanced renewable biofuels, utilization of carbon capture and storage to reduce emissions, and approaches to use energy more efficiently in operations and a variety of end uses.

Analyses by the International Energy Agency and others continue to find that shifts to technologies with lower emissions will require decades of research and massive investment to achieve significant global deployment. Meanwhile oil and gas will remain major sources of energy for decades and will be essential to meet growing demand, especially in developing nations.

ExxonMobil's Web site, under the "*energy & technology*" tab, provides extensive discussion of the Company's views and efforts on various technology options to enhance energy supplies, use energy more efficiently, and reduce emissions to manage risks of climate change. Additional information is also available in executive speeches and the *Corporate Citizenship Report*.

ITEM 12 – GREENHOUSE GAS EMISSIONS GOALS

This proposal was submitted by the Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, NJ 07042, as lead proponent of a filing group.

"WHEREAS:

The U.S. Securities and Exchange Commission issued new interpretative guidance in February 2010 clarifying what publicly traded companies should disclose regarding 'climate risk.'

<u>EXHIBIT C</u>

Table of Contents

Index to Financial Statements

**NOTICE OF 2009
ANNUAL MEETING
AND PROXY STATEMENT**

ExxonMobil

April 13, 2009

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 27, 2009, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Eleven shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2009, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

David S. Rosenthal
Secretary

Rex W. Tillerson
Chairman of the Board

research to identify and develop technologies that improve the efficient use of its products. For example, over the past two years, ExxonMobil announced the development of a new technology for on-board hydrogen reforming to power fuel cell vehicles, deployment of new battery separator films for use in lithium-ion batteries in hybrid and electric vehicles, and a major pilot project to demonstrate a more efficient means to capture carbon dioxide from produced gas.

As described by ExxonMobil, the International Energy Agency, and others, even with the introduction of significant future improvements in energy efficiency, absolute greenhouse gas emissions will continue to increase in coming years to meet growing global energy demand.

As ExxonMobil seeks to increase production of oil and gas to meet growing global energy demand and to maintain leadership in return to shareholders, the Company will continue to take steps to improve efficiency, reduce emissions, and contribute to effective long-term solutions to manage climate risks.

ITEM 12 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

Table of Contents

Index to Financial Statements

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested on possible climate impacts and on ExxonMobil's views and actions on global climate change is widely available in existing publications, including authoritative third-party assessments, that have been widely disseminated and provided to the proponent. In view of the extensive, up-to-date information readily available, the Board does not believe an additional report is warranted.

Authoritative assessments of the impacts of climate change are publicly available, most notably in the recently published *Fourth Assessment Report of the Intergovernmental Panel on Climate Change* (IPCC, 2007), an effort in which ExxonMobil scientists directly participated. The IPCC Report includes a 900-page volume on *Impacts and Adaptation* that discusses impacts and vulnerability of society and ecosystems to future climate change.

ExxonMobil continues to share our views on society's requirements for future energy, the role of technology and policy options to limit greenhouse gas emissions, and ExxonMobil's actions to address climate risks – most recently in *The Outlook for Energy: A View to 2030* (available on our Web site). Additional perspectives are available in ExxonMobil's *Corporate Citizenship Report.*

Meeting growing energy demand will require navigating a host of risks – commercial, technological, political, and regulatory – as well as those associated with increased greenhouse gas emissions. The *Outlook* provides a comprehensive discussion of ExxonMobil's actions to reduce greenhouse gas emissions in its own operations and the steps we are taking to promote efficiency in the use of our products by customers. These actions include both research and development to create innovative technologies and steps to commercialize them.

ITEM 13 – RENEWABLE ENERGY POLICY

This proposal was submitted by Mr. Stephen Viederman, 135 East 83rd Street, 15A, New York, NY 10028, as lead proponent of a filing group.

"Resolved: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010.

In May 2008 the Board recommended voting against this resolution: 'The Corporation is investing at record levels in its traditional oil and gas development projects and is actively involved in research on alternative energy technologies', concluding: 'This proposal is *unwarranted.*'

XOM Chair/CEO, Rex Tillerson acknowledges 'it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to *warrant* action – by individuals, by businesses, and by governments.' Warranted for some but not, apparently, others.

The activities noted in *Tomorrow's Energy* (which EXXON cited in January in its unsuccessful attempt to convince the SEC that it had already implemented the resolution) are individual research *projects* on *alternative* energy rather than *renewable* energy technologies, and certainly do not constitute a *policy* as requested.

No **policy statement** on renewable energy research, renewable energy development, or renewable energy sourcing, can be found on XOM's website.

XOM projects there will be growing demand for oil and gas until 2030.

The International Energy Agency (World Energy Outlook 2008) reflects 'We can be certain that the energy world will look a lot different in 2030 than it does today,' citing political and regulatory changes, projected higher prices for oil and gas, and the emergence of low-carbon energy technologies.

They observe, 'It is within the power of all governments, ... acting alone or together, to steer the world towards cleaner, cleverer and more competitive energy system. **Time is running out and the time to act is now.**'

GIBSON DUNN

EXHIBIT D

Table of Contents

Index to Financial Statements

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 10, 2008

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2008, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Seventeen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 4, 2008, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,

Henry H. Hubble
Secretary

Rex W. Tillerson
Chairman of the Board

Trends, Greenhouse Gas Emissions and Future Energy Options (2006) and our annual *Energy Outlook*. In particular, ExxonMobil supports efforts to improve energy efficiency and has provided information on actions that individuals can take through widely distributed opinion editorials.

ITEM 17 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested in this proposal on possible climate impacts and on ExxonMobil's views and actions on global climate change are already widely available in existing publications that have been provided to the proponent. In addition, the proponent and colleagues have extensively corresponded with directors and management representatives and personally have met with members of senior

GIBSON DUNN

EXHIBIT E

8-K 1 r8k053111.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2011

Exxon Mobil Corporation
(Exact name of registrant as specified in its charter)

New Jersey	**1-2256**	**13-5409005**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 LAS COLINAS BOULEVARD, IRVING, TEXAS 75039-2298
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(972) 444-1000**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The shareholders voted as set forth below on eight shareholder proposals:

Independent Chairman:

Votes Cast For:	973,856,051	31.3%
Votes Cast Against:	2,134,798,268	68.7%
Abstentions:	37,146,254	
Broker Non-Votes:	887,303,160	

Report on Political Contributions:

Votes Cast For:	638,051,878	23.6%
Votes Cast Against:	2,070,366,929	76.4%
Abstentions:	437,400,096	
Broker Non-Votes:	887,303,272	

Amendment of EEO Policy:

Votes Cast For:	523,983,655	19.9%
Votes Cast Against:	2,104,101,942	80.1%
Abstentions:	517,762,677	
Broker Non-Votes:	887,302,693	

Policy on Water:

Votes Cast For:	182,936,514	6.9%
Votes Cast Against:	2,450,745,370	93.1%
Abstentions:	512,218,286	
Broker Non-Votes:	887,259,836	

Report on Canadian Oil Sands:

Votes Cast For:	725,891,944	27.1%
Votes Cast Against:	1,956,232,686	72.9%
Abstentions:	463,724,868	
Broker Non-Votes:	887,302,693	

Report on Natural Gas Production:

Votes Cast For:	713,858,047	28.2%
Votes Cast Against:	1,820,099,043	71.8%
Abstentions:	611,882,012	
Broker Non-Votes:	887,303,693	

Report on Energy Technology:

Votes Cast For:	161,083,010	6.1%
Votes Cast Against:	2,473,137,404	93.9%
Abstentions:	511,678,837	
Broker Non-Votes:	887,259,836	

Greenhouse Gas Emissions Goals:

Votes Cast For:	679,861,487	26.5%
Votes Cast Against:	1,882,879,592	73.5%
Abstentions:	583,147,528	
Broker Non-Votes:	887,259,836	

(d)

ExxonMobil will include an advisory vote on executive compensation in its proxy materials annually until the next required vote on the frequency of shareholder votes on the compensation of executives.